December 22, 2016

Mr. Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 3233
Washington, DC 20549

RE: Gaming and Leisure Properties, Inc.
Form 10-Q for the Quarter Ended September 30, 2016
Filed November 9, 2016
File No. 001-36124

Dear Mr. Telewicz:

This letter is in response to your comments furnished to Gaming and Leisure Properties, Inc. ("GLPI" or the "Company") in your letter, dated December 20, 2016 to William J. Clifford, our Chief Financial Officer, regarding the filing noted above. We have presented your original comments in italicized, bold type followed by our response to your comments below. We hope that you will find our responses to be complete and in sufficient detail to satisfactorily address your comments.

Note 5. Acquisitions pages 17 and 18

1. We note your disclosure that you acquired the real property assets of the Meadows from CCR on September 9, 2016 and that in a separate transaction Pinnacle purchased the entities holding the Meadows gaming and licenses and operating assets from CCR. We further note disclosure in your Form 8-K filed on September 9, 2016 that the Company purchased the Meadows from CCR and concurrently the Company sold the entities holding the gaming licenses and operating assets of the Meadows to Pinnacle. Please reconcile the apparent discrepancies between the two disclosures for us and tell us in more detail the composition of the assets you acquired. Please cite any relevant sections of the purchase and sales agreements in your response. In addition, please tell us how you accounted for this transaction including the basis of your conclusion and the accounting literature you relied upon.

Gaming and Leisure Properties Response:

We believe that a brief history of the Company's transaction to acquire the real property assets of the Meadows Racetrack and Casino (the "Meadows") from Cannery Casino Resorts LLC ("CCR") will facilitate our response to the question noted above. On May 14, 2014, the Company announced that it had entered into a Membership Purchase Agreement with CCR to acquire the Meadows for $475 million, inclusive of $10 million paid to CCR upon entry into a related consulting agreement. On December 15, 2015, the Company entered into an Amended and Restated Membership Interest Purchase Agreement (the "Amended and Restated Purchase Agreement") to purchase the Meadows from CCR for a base price of $440 million, inclusive of the $10 million previously paid to CCR and subject to certain adjustments.

The $440 million purchase price above was the total base purchase price for both the real property and operating assets of the Meadows, subject to certain customary adjustments. Since GLPI has elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes, and REITs have only limited ability to engage in business operations, the terms of the Amended and Restated Purchase Agreement specifically contemplated that GLPI would seek out a third party operator, who at closing would acquire the entities holding the Meadows' gaming and racing licenses and operating assets, while GLPI would acquire the Meadows land and buildings. As described in Exhibit A to the Amended and Restated Purchase Agreement (filed as Exhibit 10.14 to the Company's 2015 Annual Report on Form 10-K on February 22, 2016), the transaction was structured so as to be consummated in a series of steps requiring first the sale of the operating assets by CCR directly to a third party operator or a "taxable REIT subsidiary" of GLPI and, only then, the sale of the real property assets to GLPI. In this agreed structure, the independent third party operator would make payment for the entities holding the Meadows' licenses and operating assets directly to CCR and would acquire these assets directly from CCR. GLPI would then be required to pay CCR only the balance remaining of the $440 million total base purchase price.

The Amended and Restated Purchase Agreement provided, however, that if GLPI failed to reach an agreement with a third party to acquire the gaming and racing licenses and operating assets, then GLPI would still be responsible for payment of the full $440 million base purchase price and would need to seek to operate the Meadows through a “taxable REIT subsidiary” arrangement following the closing of the transaction until a third party operator was identified and duly licensed.

On March 29, 2016 (as described in our Current Report on Form 8-K filed on the same day), GLPI announced that we had entered into a definitive agreement with Pinnacle Entertainment, Inc. (“Pinnacle”) to be the third party operator contemplated by the Amended and Restated Purchase Agreement and that Pinnacle would acquire the entities holding the Meadows gaming and racing licenses and operating assets for a base purchase price of $138 million. The closing of the transaction, which occurred on September 9, 2016, was effected in the steps set forth in the Amended and Restated Purchase Agreement, as described above. Namely, Pinnacle purchased the gaming and racing licenses and operating assets of the Meadows directly from CCR against the base payment of $138 million, following which GLPI acquired the Meadows' real estate assets against payment of the balance of the total base purchase price.

As Pinnacle purchased the licenses and operating assets of the Meadows directly from CCR, contemporaneously with GLPI's purchase of the real property assets, we accounted for the acquisition of the Meadows' real property assets as an asset acquisition under ASC 805. Furthermore, at the time of GLPI's acquisition of the Meadows' real property assets, the assets were not subject to a real estate lease. The real property assets of the Meadows were leased to Pinnacle subsequent to the closing under a triple-net operating lease commencing on September 9, 2016. We do not believe the transaction qualified as a business combination, as we ultimately acquired only the real estate assets of the Meadows from CCR. GLPI recorded only the land and buildings of the Meadows on our balance sheet and did not acquire or assume any of the other assets or liabilities typical of a true business combination. The $327.8 million purchase price for the Meadows real property assets disclosed in our Quarterly Report on Form 10-Q includes the base purchase price of $440 million less the portion paid by Pinnacle for the operating assets of the Meadows, in addition to transaction costs incurred by GLPI to acquire the assets, as well as certain other customary adjustments. Under ASC 805, asset acquisitions treat transaction costs as part of the asset cost, unlike business combinations which treat transaction costs outside of the business combination and require that all transaction costs related to acquiring a business be expensed as incurred.

The language under Item 8.01 of our Current Report on Form 8-K filed on September 12, 2016 presents the transaction from a contractual perspective as GLPI and CCR were the only named parties subject to the Amended and Restated Purchase Agreement. GLPI entered into a separate purchase agreement with Pinnacle for the sale of the Meadows' operating assets subsequent to the execution of the Amended and Restated Purchase Agreement, to which CCR was not party. As described above, however, Pinnacle, as the third party operator, was permitted to purchase the operating assets directly from CCR under Exhibit A to the Amended and Restated Purchase Agreement. Accordingly, we believe the description of the Meadows acquisition included in our Quarterly Report on Form 10-Q filed on November 9, 2016 more accurately describes the closing mechanics of the transaction and our accounting for it.

If we can provide any further clarification or assistance with respect to the matters discussed in this letter, we would be pleased to speak with you.

Sincerely,

/s/ Desiree A. Burke
Senior Vice President and Chief Accounting Officer

EXHIBIT A

The transaction will be implemented in the following steps in the order set forth below:

1.	One day prior to the Closing, PA Meadows contributes stock of Washington and Trotting Association Inc. ("WTA") to a new corporation ("Newco") that is a direct subsidiary of PA Meadows.

2.
On the same day as Step 1, WTA converts from an Inc. to an LLC. Steps 1 and 2 are intended to be treated as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended ("Code").

3.
Prior to Closing, CCR Racing Management ("CRM") distributes the land and buildings related to Harmar Township (and any    other real estate assets) to WTA. This step is intended to be treated for income tax purposes as a distribution from a partnership governed by Section 731 of the Code.

4.	Prior to the Closing, WTA distributes all of its real estate assets (including the real estate received in Step 3) to Newco. This step is intended to be ignored for income tax purposes.

5.
Prior to the Closing, CCR Pennsylvania Racing contributes any operating assets to CCR Pennsylvania Food Service. This step is intended to be treated for income tax purposes as a taxable transfer of CCR Pennsylvania Racing's operating assets to CCR Pennsylvania Food Service in a transaction that does not qualify as a contribution under Section 351(a) of the Code.

6.
Immediately prior to Step 7 below, either a third party Operator or a TRS of GLPI purchases WTA LLC, Mount Laurel and CCR Pennsylvania Food Service. The purchase of WTA is intended to be treated as a sale of WTA's assets by Newco for income tax purposes, and the purchase of Mount Laurel and CCR Pennsylvania Food Service is intended to be a sale of stock for tax purposes.

7.
GLP, LP purchases 100% of the interests in PA Meadows LLC. This step is intended to be treated for income tax purposes as an acquisition of PA Meadows LLC's assets (i.e., the stock of Newco and CCR Pennsylvania Racing). Immediately after the Closing, Newco and CCR Pennsylvania Racing are intended to become qualified REIT subsidiaries of GLPI.

Mount Laurel Inc., WTA and CCR Pennsylvania Food Service shall not (i) manage or operate any "lodging facilities" or "health care facilities" (within the meaning of Section 856(1)(4) of the Code) as of the Closing, and (ii) provide to any person rights to any brand name under which a "lodging facility" or "health care facility" (within the meaning of Section 856(1)(4) of the Code) is operated as of the Closing.

After consultation with Sellers, Buyer will reasonably determine the purchase price allocation to the real estate assets of PA Meadows and its subsidiaries and Mount Laurel in connection with the transaction, which shall take into account any concurrent or subsequent sale to a third party operator.

Buyer is not relying on any representations from Sellers regarding the tax reporting or gaming approval aspects of the foregoing steps. Sellers are not required to take any action under this Exhibit A that is not permitted by the Pennsylvania Gaming Control Board or Harness Racing Commission, and the failure to take such action is not a breach of, or a failure to satisfy the conditions to Closing under, the Agreement.

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